September 27, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-164652)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), DriveTime Automotive, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the above-referenced Registration Statement on Form S-1 (File No. 333-164652), filed with the Commission on February 2, 2010, as amended by Amendment No. 1 filed with the Commission on March 19, 2010 and Amendment No. 2 filed with the Commission on May 10, 2010, together with all exhibits thereto (the “Registration Statement”).

The Registrant submits this request for withdrawal because it does not intend to pursue the contemplated public offering at this time. The Registrant confirms that no securities have been distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. The Registrant also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests, in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions or require further information or documentation regarding the foregoing, please do not hesitate to contact the undersigned at (602) 852-6600 or David P. Lewis of DLA Piper LLP (US), counsel to the Registrant, at (480) 606-5126.

Very truly yours,

DriveTime Automotive, Inc.

By:	/s/ Raymond C. Fidel
Name:	Raymond C. Fidel
Title:	President and Chief Executive Officer